Mail Stop 3561

June 21, 2007

Mr. Eric J. Watson
Chairman and Treasurer
Endeavor Acquisition Corp.
7 Times Square, 17th Floor
New York, New York 10036

Re: Endeavor Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A
Filed June 11, 2007
File No. 001-32697

Dear Mr. Watson,

This is to advise you that a preliminary review of the above proxy statement indicates that it fails to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations under that Act, and the requirements of the form.

1.   Your proxy statement does not appear to include all the financial statements required by Item 17(b)(7) of Form S-4. Specifically, revise to include statements of operations and cash flows for American Apparel and American Apparel Group of Canada for the fiscal year ended December 31, 2004.

2.   We note you included unaudited financial statements for American Apparel and American Apparel Group of Canada for the fiscal year ended December 31, 2005. Tell us why you believe it is appropriate to include <u>unaudited</u> financial statements for American Apparel and American Apparel Group of Canada for the fiscal year ended December 31, 2005. For each entity, discuss if these prior period financial statements have been previously audited and discuss the type of information (audited versus unaudited) these entities presented to creditors (e.g. banks) to satisfy covenant requirements or shareholders or revise to present audited financial statements.

For these reasons, we will not perform a detailed examination of the proxy statement, and we will not issue any additional comments until these material deficiencies are addressed.

As long as it remains in its present form, we will not recommend clearance of the proxy statement. Also, please note that should the proxy statement be delivered to the Company's shareholders in its present form, we would be required to consider what recommendation, if any, we should make to the Commission. We suggest that you consider submitting a substantive amendment correcting the deficiencies.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.

You may contact Raj Rajan at (202) 551-3388 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Ronald E. Alper at (202) 551-3329. We look forward to working with you to address these concerns.

Sincerely,

John Reynolds
Assistant Director

cc: Brian Ross, Esq.
       Fax (212) 818-8881